Exhibit 23.2

Independent Auditors’ Consent

The Board of Directors

SWS Group, Inc.:

We consent to incorporation by reference in this registration statement on Form S-8 of SWS Group, Inc. (formerly Southwest Securities Group, Inc.) of our report dated August 21, 2001, except as to note 9 to the consolidated financial statements, which is as of September 12, 2002, with respect to the consolidated statements of income (loss) and comprehensive income (loss), stockholders’ equity and cash flows of SWS Group, Inc. and subsidiaries for the year ended June 29, 2001, and the related financial statement schedule, which report appears in the June 27, 2003, annual report on Form 10-K of SWS Group, Inc. Our report refers to a change in method of accounting for derivative instruments and hedging activities in fiscal 2001.

KPMG LLP

Dallas, Texas

December 19, 2003